Carnegie Library – Middletown Branch
1320 First Avenue, Middletown, OH 45044

Business Plan / ProForma

Dan Mayzum
June 20, 2019





"A library outranks any other one thing a community can do to benefit its people. It is a never failing spring in the desert." – Andrew Carnegie

Carnegie Library Middletown - Business Plan

June 20, 2019

Carnegie Library

Table of contents



Carnegie Library Middletown - Business Plan

June 20, 2019



Building Conditions

Carnegie is comprised of the original building began construction in 1911 and opening in 1913 with approximately 6,781 sqft followed by the 1938 addition which added 3,732 sqft and the second and final addition in 1959 of 5,835 sqft bringing the total building size to approximately 16,348 sqft.

When Carnegie's structural conditions were assessed by a structural engineer, his findings were the shell of the building is sound and though the ends of the roof trusses show signs of deterioration and some extension pieces have been removed, they are secure and safe but they will be replaced with new trusses. The flat roof over the 1959 addition will need to have its built-up foam roofing materials removed down to the existing concrete deck and a new tapered roof installed. The top three courses of the clay block around the original 1911 library and the 1938 addition will need to be replaced with a new concrete bond beam with rebar. Vertically in-between each of the rows of windows in the two-story Brewery Loft, a 6"W x 8"D withe of clay block will need to be removed and replaced with a continuous concrete column with reinforced rebar up from the foundation to the new bond beam (approximately 30'H). This will create a structural concrete diaphragm for the Brewery Loft and back of house, while being hidden behind the wall finishes of the rooms.



Carnegie Library Middletown – 1911 Old Growth Truss Salvaged

Because most of the ends of the original 1911 old growth pine roof trusses have deteriorated or have been cut off, they will be replaced with new trusses to build the roof back to the similar design of terra cotta tiles by installing pressed metal roofing which are durable, lighter weight, and cost effective. The original trusses are being recycled and re-purposed into wide plank flooring for the restaurant and brewery, as well as Kickstart perks; bottle openers, wine and whiskey bottle toppers, executive ink pens, jewelry, and other key commemorative items that will be woven back into the building.

 

Carnegie Library Middletown – Repurposed Trusses



Carnegie Library Middletown – Pressed Metal Roofing Similar to Terra Cotta Tiles 80-year Lifespan



Carnegie Library Middletown – View From First Avenue

Since the original part of the library had a second floor added at the bottom of the arched windows during the 1938 addition, the design intent is that the second floor will remain and be renovated to be used as a banquet room / meeting / event space that accommodates approximately an additional 120 guests. Separate restrooms will also be added for the banquet room. Offering this space to the residents and neighboring businesses of Middletown, Cincinnati and Dayton provides another venue with a wonderful old world atmosphere in Middletown's historic Carnegie Library. In addition, the banquet space will be accessible to the residents as a community room for organizations and club meetings.



Second Floor Banquet Room – Original Plaster Cove Ceilings and Picture Rails

The intricate curved framing from the original cove ceiling and picture rail will be restored to bring back to its classic detail, in order to provide a method of hanging artwork by the local artists. The second floor banquet room for 120 guests provides additional leasable space that is separate from the first floor restaurant, second floor private dining room for up to 30, two-story Brewery Loft, lower level Tap Room, two floors of leasable offices and several meeting conference and reception spaces, outdoor dining courtyard along Curtis, and the outdoor rooftop terrace for 60 guests, making this a true asset and multifunctional venue in Middletown.



Outdoor Rooftop Terrace – Dining and Events

Carnegie Library Middletown - Business Plan
June 20, 2019

Two new elevators will be installed, one for guests and one for restaurant functionality, in order to provide access to all three floors for dining, beer tasting, celebrations, symposiums, marketing research, meetings and business needs. By carving out space for the new elevators centrally off the Brewery Loft the restaurant, banquet room, taproom, cooperative workspace, outdoor dining courtyard along Curtis Street, and the outdoor rooftop terrace, all will have access to expand their events across the different spaces for guest's maximum flexibility.



Outdoor Dining Courtyard – View from Curtis Street



Carnegie Library Middletown – View From First Avenue

The intent of the project is to restore the exterior of the building back to the original look as it was built in 1911, which includes remaking and installing the pair of corbels and lintel over the main entry, that showcased the name 'CARNEGIE' etched so proudly. I am also looking to bring back some of the detailing from the original 1911 library design, similar to the Carnegie Library of Germantown, pending the approvals of National Parks Service (NPS) and State Historic Preservation Office (SHPO.) The two-story library stacks with a steel frame and glass floors were relocated back in to the 1938 addition, off the proposed two-story Brewery Loft.

"It marks a big step in your development when you come to realize that other people can help you do a better job than you could do alone.
- Andrew Carnegie




Two-Story Home Brewery Loft – Original Iron Staircase to be refurbished

The original iron staircase and balcony leading from the two-story future Brewery Loft up to the second floor banquet room above the main library will be refurbished and repaired. The design concept is that this two-story space will remain open and be used as the vaulted Brewery Loft, showcasing the brewery's craft beers and the craft beers from the home brewers of Middletown, Dayton, Cincinnati and other surrounding communities. An oversized towering mural of Andrew Carnegie himself enjoying a craft beer will be commissioned to be painted on the walls by local artist. The Carnegie gives home brewers a destination where they can lease tank space and brew commercially, have us can and keg their own creation and be on tap in the Tap Room for their family and friends to come and share in their creation, and sample a couple other house brews and dinner while there here. The original iron staircase from the side 'Lecture Room' entrance off Curtis Street, will guide guests up to the Brewery Loft or down to the Tap Room. This railing will also be refurbished.



Lecture Room Entrance from Curtis – Original Iron Railing to be Refurbished



Two-Story Brewery Loft – Blank Wall (Canvas)




Two-Story Brewery Loft – Full Wall Mural Design Inspiration by Local Artists

 

Original Fireplace in Restaurant (Main Library) – Originally Brick in 1913 & Updated Wood Design

 

Original Fireplace in Tap Room (Reading Room) – Plaque Dedication & Current Condition

The Carnegie Library had at least four fireplaces in the building, two of them still exist, one on the first floor in the main library and one in the lower level in the original reading room, which will be the Tap Room. They will be restored into operational condition as gas fireplaces providing character and contributing a warm atmosphere for the guests. The other two fireplaces will be re-built in their original locations, one opposite the one in the restaurant in the main library and the other one in the Tap Room. The dedication plaque with be remade and installed where it used to be displayed.

 

Carnegie Library Middletown – Restaurant & Brewery Loft Windows to be Restored

Out of the original 181 windows, we will restore all those that are able to be restored and those that need to be replaced will be replaced as according to the National Parks Service (NPS) and State Historic Preservation Office (SHPO). The windows and doors will be assessed and submitted for review and approval by Middletown's Historic Commission, NPS and SHPO. The parapets will be rebuilt and re-tuck pointed, wall caps will be re-secured or replaced as required and all roofing materials will be replaced, which is all a part of Phase 1. The downspouts and drains are suspected of needing to be replaced and will be included in Phase 2 of the construction.



Carnegie Library Middletown – Accessibility Wheelchair Entrance from First Avenue



Wheelchair Accessible Cooperative Work Space Reception – Original Windows to Receive New Glass

The shared cooperative work space entry at the front of the 1959 addition has the accessible wheel chair ramp entrance and also has the original windows that were installed in the 1959 addition to be restored. The intent is that the style, design and look of the windows and frames will be restored back to their original design with the addition of insulated glazing as possible.

CARNEGIE LIBRARY - REDEVELOPMENT SUMMARY

1320 First Avenue is owned by 1865GEBA LLC and it will lease the spaces inside the Carnegie

Library to separate LLC's;

Restaurant, **Brewery** and **Cooperative Work Space**

- <u>One third will be **leased** by a **Restaurant**</u> owned by a local restaurateur with one location currently open and second one coming soon. The restaurant and bar in the main library will seat between 90 – 124 guests and be flanked by two working fireplaces. An intimate and **Private Dining Room** tucked away on the second floor can be reserved for a party of up to 39 guests, with views overlooking the outdoor rooftop terrace on the left, outdoor dining courtyard on the right and the Brewery Loft directly in front.

- <u>One third will be **leased** by a **Brewery**</u> co-owner, managed and operated by a brew master relocating to Middletown from a west coast brewery, which the brewery was listed in Brewers Association top 10 brewing companies in 2017. The business model is to brew, keg and can about 15 -20 of their own craft beers on site but also to provide retail access for home brewers to lease tanks and brew commercially at the Carnegie. Home brewers will have the option to can and keg their own creations and to be on tap in the **Tap Room** and the two-story **Brewery Loft** for their friends and family to share. The Tap Room will be nestled in the lower level underneath the restaurant, providing its guests with 9'-0" high ceilings and the wonderful 'speak-easy' atmosphere with a remote entrance off Curtis Street, still displaying the 'Lecture Room' name.

 

- Brewery Tap Room – Side 'Lecture Room' Entrance off Curtis Street

- One third will be **leased** by shared **Cooperative Work Space** to provide a venue for individuals, local business owners, telecommuters, market research companies and regional corporate employees the use of conference rooms, comfortable working lounges, individual private offices, collaborative breakout spaces, and an employee break room. The cooperative work space is perfect to hold off-site meetings and perform marketing research studies with consumers spanning from Dayton to Cincinnati markets and beyond. Conveniently located and ideal for local home based business owners to sign up to utilize a mailbox at the Carnegie as their business mailing address instead of using their home address. The Carnegie also provides a place where people can make connections or come to print documents, hold lunch meetings at the restaurant or networking sessions over drinks at the brewery's tap room.

"Think of yourself as on the threshold of unparalleled success. A whole clear, glorious life lies before you. Achieve! Achieve!

- Andrew Carnegie

Carnegie Library – Preliminary Concept Floor Plans

Basement Floor - Tap Room Brewery – Cooperative Work Space Main Accessible Entry

Ground Floor – Restaurant and Brewery Loft – Cooperative Work Space Offices – Outdoor Roof Terrace



Second Floor – Private Meeting / Dining Room - Banquet Room - Rooftop

Carnegie Library Middletown - Business Plan

June 20, 2019

Third Floor – Mechanical Space - Rooftop



Carnegie Library Middletown – Additional offerings being proposed

- **Banquet Room** for up to 120 guests is perfect for wedding receptions, family reunions, corporate events or off-site meetings that require a couple setting changes
- **Outdoor Rooftop Terrace** will have seating for up to 60 guests and is perfect for outdoor dining, enjoying a craft beer with friends or for serving as your overflow meeting space from the cooperative work space happy hour
- **Outdoor Dining Courtyard** creates patio seating for up to 39 guests directly adjacent to the Tap Room entrance along Curtis Street
- **Catering** services by the restaurateur for local venues and businesses; The Windamere Event Venue & Art Gallery, Sorg Opera House, AK Steel, Hightower Petroleum Co., etc…
- **Home Brewers;** brew masters, beer / cider enthusiast, or newcomers that wish to brew their own craft beer, may book an event with a brew master and bring their own recipe or select a house recipe to brew their own batch of beer or cider, mix the ingredients, can or bottle the beer, design labels, package them, and then give them as wedding, birthday, bachelorette/ bachelor, or retirement party gifts to their friends and family…or enjoy drinking by themselves
- **Brewery Lab** is a private steel and glass 'fish bowl' room for up to 12 guests in the Tap Room to be reserved for events, a classroom for Cincinnati State's Brewery Science and Culinary Arts degree, Miami Middletown campus or Cooperative Work Space breakout working space
- **Brew Mobile** bringing back a spin on the original library *Book Mobile*. The *Brew Mobile* will travel to events, similar to a food truck, and they will sell the brewery's craft beers
- **Local Craft Beer Distribution** to local restaurants and bars in and around Middletown
- **Annual Halloween Festival** to be hosted by the Brewery with limited edition brews, promotional merchandise, a weekend festival and special events

- **Partnership with Bicycle Playing Cards** to design and sell custom decks of official Bicycle playing cards for limited edition brews, seasonal festivals and events
- **Partnership with Rookwood Pottery** to create annual anniversary steins and mugs to build upon the Brewery's brand. Discussed *licensing agreement* with Rookwood for custom jewelry designs specifically created for Carnegie Library Middletown
- **Partnership with Local Farmers** to provide them with a portion of the bi-product / spent grains to be traded with local farmers to feed to their cattle and chickens, in return to get a discount on the meats for the restaurant. This brings the product full circle back to the Carnegie and also helps the community
- **Brewery Dispensary** is an on-site gift shop nook to sell shirts, glasses and other merchandise along with TOGO 6-packs to guests and regulars
- **Combatting illiteracy** by exploring establishing a Not-for-Profit 501c3 to work with ESOL classes, Middletown City Schools, Miami University, Ohio's ASPIRE program and local organizations to rent the cooperative work space meeting rooms for their classes
- **eLibrary and Traditional Library** areas within the cooperative work space that would house actual books and a virtual eLibrary for online use, that could be referenced onsite and some that may be checked out. Areas of focus would be: Antiquities, Architecture, Archeology, Arts, Design, Historic Preservation, Interior Design, Landscape Architecture
- **Cincinnati State's (CS) Brewing Science (BREW) degree program**. Discussions with CS for Brewery Science students to utilize the cooperative work space as their classrooms and the brewery production lab for their Brewery Science degree
- **Cincinnati State's (CS) Culinary Arts (CUL) program.** Discussions with CS for Culinary Arts students to utilize the cooperative work space as their classrooms and the restaurant's kitchen for hands-on training for their Culinary Arts degree

   

CARNEGIE LIBRARY MIDDLETOWN – DESIGN INSPIRATIONS

RESTAURANT & BREWERY LOFT

 

 



"Wealth is not to feed our egos but to feed the hungry and to help people help themselves."

- Andrew Carnegie

Private Dining Room

 

Tap room

 

 

Tap Room








<u>Brewery Lab</u>

 

 

 

Outdoor Rooftop Terrace

 

Outdoor Dining Courtyard

 



Cooperative Work Space








"No man becomes rich unless he enriches others."

- Andrew Carnegie

Carnegie Library Middletown - Business Plan

June 20, 2019

Cooperative Work Space







Market Analysis

The Carnegie Library is located in Middletown's downtown business district, just one block over from Central Avenue, both indicated by orange lines, and the Carnegie Library anchors the southwest corner of First Avenue and Curtis Street at 1320 First Avenue. The Carnegie is conveniently situated in front of the Board of Education's large vacant grass parcels, shown outlined in yellow below, which the city is actively working to convert into parking with a gateway entrance for the downtown business district and the Carnegie Library.



Aerial Map of Downtown Middletown – Carnegie Library at Red Pin

Middletown's Downtown Business District

Gateway Entrance off Verity / Canal and Parking for Downtown

Proposed 45-65 new 3 & 4BD Townhouses on old Vail School site

Middletown is also working on a proposal to establish the neighborhood just southeast of the Carnegie, known as Oakland, into its next Historic District, complimenting the South Main Street Historic District three blocks down at the street. This initiative will help transform and restore the neighborhood with over 300+ existing homes and partner with developers for in-fill housing with home values and new home prices targeting between $175K - $350K+.

The Carnegie is surrounded by a blend of existing historic homes, proposed new infill homes, and a variety of businesses. The large site of the recently demolished Vail School, shown highlighted in light green above, is being prepared for a development of 45 to +/-65, 4BD, 3BA and 3BD, 3 BA, and studio 1 BD townhomes in the Oakland neighborhood, which is directly across the street from the Carnegie.

Both the townhomes on the Vail School site and the Oakland neighborhood revitalization provide a perfect community of regulars to enjoy breakfast, lunch and dinners at the restaurant and brewery loft, happy hour drinks on the terrace, nightcaps in the tap room, as well as an extension of their home office in the cooperative work space. The entertainment setting within the Carnegie and the flexible work space location, are all supported by a convenient short walk to their neighborhood homes.

St. John's church is located diagonally across the street and has a congregation of 1,200 families with a weekly attendance of 800-1000. The Carnegie's 120-person banquet room provides St. John's an obvious venue for wedding receptions and the restaurant and outdoor courtyard offers a wonderful and convenient destination for Saturday dinner or Sunday brunch after mass.


Jacksonburg
Middletown
Trenton
Seven Mile
South Middletown
Monroe Station
Monroe
New Miami
Sheley Station
Hamilton
Butler County Infirmary
Princeton
Fairfield Township

Map of the 13-Mile Route from Hamilton's $144 M Spooky Nook to Downtown Middletown's Carnegie


PARKING
PARKING
PARKING
Indoor Track & Field
Baseball & Soccer
Hospitality Development
Great Miami River

Proposed Master Plan for Spooky Nook's $144M Mega-Complex

The Carnegie is located approximately 13 miles from neighboring Hamilton Ohio's Spooky Nook, the $144 million dollar mega-complex under construction and once completed in 2021, it will be the largest sports complex and convention center venue in North American. The Carnegie will provide locals and tourists another destination to enjoy incredible meals, a variety of refreshing craft beers and multiple spaces for receptions and corporate offsite meetings.



Map of the 8-Mile Route from I-75 to Downtown Middletown's Carnegie

The Carnegie is conveniently eight miles (10 minutes) from I-75, and it is centrally located for home based business owners, home brewers, corporate telecommuters, not-for-profit team members, and marketing research companies between Dayton and Cincinnati. Local businesses, church receptions and out of town guests can revel in the broad spectrum of accommodations from the 120 person banquet / meeting room, 29 person private courtyard terrace, 39 person private dining / meeting room, to the smaller urban motif conference room or private industrial brewery lab in the tap room. The benefits of the convenient on-site accommodations of printing, priority shipping, utilizing the business address, luncheons, Sunday after-church brunches, dinners, and six meeting rooms all provide flexible options for its guests and regulars.

Restaurant Tenant (Restaurant & Brewery Loft)

  

The Restaurateur is an incredibly proven and successful chef with his first restaurant proudly welcoming his customers and anchoring the amazing community of Loveland. His second restaurant is christening with baited breath, the new mixed-use development in Hamilton, while his third restaurant is looking to take root as a tenant leasing space in the redeveloping Carnegie Library, part of Middletown's revitalizing Oakland neighborhood.

His menu provides a variety of beautifully crafted dishes to satisfy his first time guests or loyal regulars exploring his seasonal menus across all of his venues. Partnering the Chef's artists' culinary creations with the Brew Master's diverse brewing experience and his culinary degree, the offerings of explosive and savory meals paired with beautifully brewed offerings will provide the guests with one of the many reasons to return often.

Comparable Business Model (Brewery & Tap Room)

The Brew Master comes to the Carnegie from the largest brewery in California. In addition to creating the classic brews for a brewery within the Carnegie Library, the brewer specializes in creating limited edition releases which aligns with helping guests to create their own home brew smaller limited and quick release batches for canning, kegging and being on tap in the tap room, each for a limited time. The brew master also has his culinary degree and a passion for pairing his brewing creations with food offerings. The brewery will be a separate LLC that will be a tenant leasing space in the Carnegie. I will be an owner in the brewery LLC with the brew master as a co-owner managing the production and crew and running the brewery business.

At nearly full brewing capacity, the Carnegie has the ability to produce over $960,000 worth of craft beers and since the business plan highlights 30%, 50% and 70% capacities, going with the lowest amount of 30%, that sales forecast is approximately $289,000 on craft beer sales alone, followed by $481,000 and then $674,000 before maxing out at the full amount.

Comparable Business Model (Cooperative Work Space)

 

The owner and entrepreneur, Joey Haselmayer, of The Living Room cooperative work space, and meeting rooms, located in Norwood, shared with me their sales (see chart below) and their comparable business model / plan that has so many striking similarities and measurable successes. The cooperative work space will be a separate LLC tenant that leases space in the Carnegie. I will be an owner in the cooperative work space LLC with a business manager heading up the operations and team to run the day-to-day business. Joey's cell is 513.673.8488.

The Living Room - 2369 Norwood Avenue, Cincinnati, Ohio

		Guests Range	Max Guests	Potential Charge for Max guests	Addt'l $ / guest	Fee per Time / Day / Event	Monthly (x 20 weekdays)	Weekend Receptions (Friday & Saturday = 104)	Low (or Set Rate)	High
1	Station 22	1-18	50		$75	$1,350	$27,000			$324,000
2	1910	1-12	24		$75	$950	$19,000			$228,000
3	The Lodge	1-18	30		$75	$1,100	$22,000			$264,000
4	2369 Suite	1-12	24		$75	$1,500	$30,000			$360,000
	Sub Total #1						$98,000			$1,176,000
	Occupancy Rate						30%			30%
	Sub Total #2						$29,400			$352,800
Actual	Coworking		35			$100	$3,500			$42,000
Net	Catering						$11,000			$132,000
Profits	Research Clientelle						$14,000			$168,000
	Total (Conservative)						$57,900			$694,800

The Living Room – Cooperative Work Space – 2018 Revenues

Similar to The Living Room's cooperative work space business model, the Carnegie Library plans on partnering with local businesses and corporations from Dayton to Cincinnati and everywhere in between do off-site meetings at the Carnegie Library venue and then have meals catered in for their guests. Having our own in-house chef being able to cater to the multiple meetings, wedding receptions, marketing research studies, or graduation, birthday and retirement parties, is a major benefit for hosting your events at the Carnegie Library.

I have outlined the 30%, 50% and 70% profits of the capacities for meetings, reception, dinner parties, corporate functions, or practically any event in the below chart. The annual sales forecasts for 30% is approximately $791,000, followed by 50% at $1,318,000 and then 70% at $1,845,000 before maxing out at the full production and sales of $2,636,000 annually.

1320 Carnegie Library
Comparable Cooperative Work Spaces

COOPERATIVE WORK SPACES

									Annual
			Potential Charge for		Fee per Time /	Monthly (x 20	Weekend Receptions (Friday		
	Guests Range	Max Guests	Max guests	Addt'l $ / guest	Day / Event	weekdays)	& Saturday = 104)	Low (or Set Rate)	High
The Carnegie - 1320 first Avenue, Middletown, OH									
1 Coop Lab #2 (Mock Ups)	1-18	25	$525	$75	$1,350	$27,000			$324,000
2 Coop Lab #3 (Adj to Rear Exit)	1-12	14	$150	$75	$950	$19,000			$228,000
3 Coop Lab #6/Conf Room	1-7	7		$75	$950	$19,000			$228,000
4 Banquet Room	1-50	122	$5,400	$75	$2,000	$40,000	$208,000		$688,000
5 Private Dining	1-18	39	$1,575	$75	$1,500	$30,000			$360,000
6 Brewery Lab	1-12	15	$225	$75	$1,250	$25,000			$300,000
Private Offices		8				$450			$43,200
Sub Total #1					$8,000	$160,450	$208,000		$2,171,200
Coworking		35			$100	$3,500			$42,000
Catering						$20,000	$62,400		$302,400
Research Clientelle						$10,000			$120,000
Sub-Total 2						$193,950	$270,400		$2,635,600
Profits Conservative Sales 30%						$58,185	$81,120		$790,680
Profits Median Sales 50%						$96,975	$135,200		$1,317,800
Profits High Sales 70%						$135,765	$189,280		$1,844,920

Carnegie Library's – Cooperative Work Space – Projected Revenues

Providing local businesses and residents with the flexibility to join the cooperative work space and benefit from the convenient services of using our computers, printing, priority shipping, using the Carnegie Library as their business address, and hosting meetings and functions at the Carnegie Library are much needed services that have been missing from Middletown and the surrounding communities.

Middletown's Downtown Redevelopment District (DRD)

Due to the potentially large economic impact and the large number of certified historic structures in the city, Middletown is exploring designating five neighborhoods, each with a 10-acre boundary, as Downtown Redevelopment Districts (DRD). By Middletown creating DRD's, they will be able to utilize the increased property tax revenues to continue to fuel the redevelopment already underway. One of Middletown's DRD's is anchored by and named after the Carnegie Library because of its historical significance to Middletown and its ties to Andrew Carnegie, the Industrialist. The properties in the Carnegie Library DRD are expected to be estimated over $100M generating approximately $1,075,000 in annual revenue for the DRD.

Publications Articles



PHOTOS: Tour of the old Carnegie Library in Middletown

McCrabb, Rick. "Can a dilapidated former library become a brewery and more in Middletown? This architect says yes." *Journal-News.* July 27, 2018. https://www.journal-news.com/news/can-dilapidated-former-library-become-brewery-and-more-middletown-this-architect-says-yes/DmyO9KDdS0l3Z9GwElrZjL/ (accessed April 4, 2019).

McCrabb, Rick. "Architect hopes to change city's failed history of turning dilapidated buildings into useful property." *Journal-News.* https://www.journal-news.com/news/architect-hopes-change-city-failed-history-turning-dilapidated-buildings-into-useful-property/qSHUDESAZE1WEdcLvgtXYM/ July 27, 2018 (accessed April 4, 2019)

Richter, Ed. "9 Projects that are changing downtown Middletown for the better." *Journal-News.* March 13, 2019. https://www.journal-news.com/news/projects-that-are-changing-downtown-middletown/p6GK9DIZ4XIkoe9R88pXkM/ (accessed April 4, 2019)

Richter, Ed. "Consultants ready to move on to next phase of the Middletown neighborhood project." *Journal-New*s. May 29, 2019. https://www.journal-news.com/news/consultants-ready-move-next-phase-this-middletown-neighborhood-project/Fid5Vqgr7SVEZs3mFfctbJ/



PHOTOS: Tour of the old Carnegie Library in Middletown

Carnegie Library Middletown - Business Plan

June 20, 2019

Financial Incentives and Interested Parties

- <mark>20% Financing for Energy-Focused Project Costs</mark> - PACE Funding – PlugSmart provides financing for; trusses, complete roofs, windows and doors, masonry. The financing is provided up front and is applied as an assessment for 15-30 years on the annual property taxes, of which Carnegie Library Middletown's Phase 1 construction has been assessed and qualifies for the financing

  http://www.plugsmart.com/professional-services/pace-services

- <mark>Up to 45% of Qualified Expenses (QE) as Sellable Historic Tax Credits (HTC)</mark> – Guaranteed 20% Federal HTC and up to 25% state of Ohio equaling a total of up to 45% HTC's off the overall Qualified Expenditures (QE) construction costs of the restoration and redevelopment (projecting for 35% HTC) https://www.nps.gov/tps/tax-incentives/before-apply/qualified-expenses.htm

- <mark>Providing the Financing as a Bridge Loan for the HTC</mark> - Cincinnati Development Fund (CDF) – Has expressed interest in providing the bridge loan for the HTC, which they will transfer the HTC to some of their investors in exchange for the funds, which will go back to 1865GEBA LLC and these funds will be applied toward the construction loan and turning it into equity in the project

  https://www.cindevfund.org/about-us/

- <mark>Local Business Owners and Residents Investing In a Percentage of the Carnegie Using Their Self-Directed IRA's</mark> - Equity Trust is an investment brokerage company in northern Ohio that we are working with that assists individuals setting up their self-directed IRA's for the Carnegie's restoration project – benefits are that a percentage of lease revenues and sales from Restaurant and Brewery sales, and Cooperative work space rentals go back into the investor's IRA's tax free

  https://www.trustetc.com/self-directed-ira

START-UP SUMMARY

Start-up expenses include:

✓ Legal expenses for obtaining contracts and filing for FCC and State Agencies $50,000

✓ Advertising and marketing fees $10,000 + $44,000

✓ Realtor leasing fees $5,000

✓ Construction Phase 1 – Stabilization renovation estimated costs $1,371,350*

✓ Construction Phase 2 (of 2) – Interior renovation estimated costs $2,892,547*

*Note: Once the construction documents are complete and issued for bid, then I will be able to finalize construction / restoration / renovation cost estimates.

SUMMARY OF BUILDING USE BREAKDOWN

Basement: - Restaurant includes the prep kitchen with approximately 515 sqft

- Microbrewery (House brews with business model to lease tank space to home brewers and event brewing for groups: Brew On Premises 'BOP') includes tap room, brewing tanks and brewery meeting room totaling +/-3,006 sqft = 119 guests

- Cooperative Work Space includes public-use computers, eLibrary and traditional library, open work areas, conference / meeting rooms, private offices, community game tables, reception bar and printing and priority shipping services totaling +/- 1,914 sqft = 130 guests

1st Floor: - Restaurant includes the serving kitchen, main dining room, brewery loft, and courtyard patio seating, outdoor roof terrace totaling +/-4,600 sqft = 270 guests

- Cooperative Work Space includes open work areas conference / meeting rooms, private offices totaling +/-1,300 sqft = 86 guests

2nd Floor: - Restaurant includes dining prep and staging area +/- 1,000 sqft = 5 employees

- Cooperative Work Space includes large private banquet / meeting / reception room for 120 and a medium sized private dining / meeting room for 39 totaling +/-2,425 sqft = 159 guests

Summary Breakdown of Lease Rents + 10% of Sales

(30% Returns)

Restaurant and Brewery Loft: $61,217 Rent + $150,000 (10%) Sales / year = $211,217 year

Brewery and Tap Room: $33, 202 Rent + $28,879 (10%) Sales / year = $62,081 year

Cooperative Work Space: $56,390 Rent + $79,068 (10%) Sales / year = $135,458 year

Monthly ATM lease: $1,000/month x 12months = $12,000 year

Annual Rents Total: $420,756

(50% Returns)

Restaurant and Brewery Loft: $61,217 Rent + $150,000 (10%) Sales / year = $211,217 year

Brewery and Tap Room: $33, 202 Rent + $48,131 (10%) Sales / year = $81,333 year

Cooperative Work Space: $56,390 Rent + $131,780 (10%) Sales / year = $188,170 year

Monthly ATM lease: $1,000/month x 12months = $12,000 year

Annual Rents Total: $492,720

(70% Returns)

Restaurant and Brewery Loft: $61,217 Rent + $150,000 (10%) Sales / year = $211,217 year

Brewery and Tap Room: $33, 202 Rent + $67,383 (10%) Sales / year = $100,585 year

Cooperative Work Space: $56,390 Rent + $184,492 (10%) Sales / year = $240,882 year

Monthly ATM lease: $1,000/month x 12months = $12,000 year

Annual Rents Total: $564,684

Summary Breakdown of My Business Ownership Gross Sales

(30% Returns)

Brewery and Tap Room: $288,785 - $62,081 year (Rent) = $226,704 year

Cooperative Work Space: $790,680 - $135,458 year (Rent) = $655,222 year

Annual Gross Sales Total: $881,926

Annual Net Sales Total: $502,698

(50% Returns)

Brewery and Tap Room: $481,308 - $81,333 year (Rent) = $399,975 year

Cooperative Work Space: $1,317,800 - $188,170 year (Rent) = $1,129,630 year

Annual Gross Sales Total: $1,529,605

Annual Net Sales Total: $871,875

(70% Returns)

Brewery and Tap Room: $673,832 - $100,585 year (Rent) = $573,247 year

Cooperative Work Space: $1,844,920 - $240,882 year (Rent) = $1,604,038 year

Annual Gross Sales Total: $2,177,285

Annual Net Sales Total: $1,241,052

Funding Sources

This project will be going for Historic Tax Credits (HTC): Federal 20% and up to a competitive State 25% (projection of 15% state), totaling 35%.

A portion of the project will be funded primarily through a 20% PACE energy loan paid back as a property assessment, followed by the two phases of conventional commercial bank construction loans, and with a potential of a smaller percentage funding coming from local investors; business owners and residents. In addition, in order to help build upon followers, boost awareness of the redevelopment, and assist with extra capital, I will be exploring one or two Kickstart or Indiegogo fundraising campaigns at a couple different intervals during the project.

Equity Trust is an investment company in Westlake, OH, that specializes in managing self-directed 401K investments in real estate and redevelopment projects like the Carnegie Library. By Equity Trust being the custodian of the asset(s) to handle the distribution of funds, they process all transactions, maintain records and provide IRS reports to the investors of the project.

Equity Trust helps investors set up their self-directed 401K designated percentage investment into the Carnegie Library restoration LLC and then once completed and the businesses are open and operational, all profits from the rents and percentage of sales are distributed into their 401K's, tax free.

For example, when the CD's are completed and if the project's construction cost estimate winds up being $4,172,746, or close to that amount, then that amount could be divided into 100 shares and those 100 shares, rounding up equaling approximately $42,000 per 1% share. By securing local businesses and residents as the grassroots investors, this helps create a locally funded project that residents take pride in and builds upon the sense of ownership, while receiving a ROI. This also provides the local investors another way to take control of their retirement funds while being able to see where their investment is going and how it is restoring their community.

The percentage of share will be the factor on the profits the building's businesses earn. The shares will be made available through the Limited Liability Corporation that will be set up by Graydon, Head & Ritchey law firm. The shares in the LLC are similar in structure to a timeshare where the percentage of shares that an investor purchases will result in the investor receiving the return on their investment rolled back in to their 401K.

Building Scope Projections / Assessment

The structure of the building was assessed and confirmed by the structural engineer to be in good condition. Though the roof structure was confirmed to be in stable condition, the original trusses will be replaced with new trusses and pressed metal in likeness to the terra cotta that used to adorn the roof. The second floor flat roof will have its foam roofing material stripped off down to the existing concrete decking and a new tapered roof will be installed over the existing concrete roof deck. The first floor flat roof will be removed and two new hollow core concrete slab areas will be installed along with required guard railing along the back, which creates an outdoor terrace with dining for 60 guests.

New restrooms will be installed on the main floor for the restaurant, brewery loft and cooperative work space. Restrooms will also be installed in the banquet room to accommodate the 120 guests, as well as additional restrooms installed in the lower level for the tap room, brewery lab (classrooms space) and the cooperative work space. The entire interior of the building will be restored and brought back into operation with all new plumbing, HVAC, electrical and two new elevators, one for guests' access to the multiple businesses on all three levels and the other elevator is for kitchen staff. The one existing fireplace in the main restaurant on the first floor and the second one in the tap room on the lower level, will be rebuilt and made operational as gas fireplaces. Three other fireplaces that once existed, will be rebuilt and made operational also as gas fireplaces; one in the lower level tap room, one in the main restaurant on the first floor opposite side from the existing one, and the third gas fireplace will be on the second floor in the banquet room.

Phasing Financial Summaries

Phase 1 – Stabilization Construction Loan:

  

Secure the building from the weather elements with the following restoration and construction items is essential (*as listed but not limited to*), as approved by State Historic Preservation Office (SHPO) and National Parks Service (NPS):

- Replace the top 24" high portion of the masonry clay block wall with a reinforced bond beam to attach the new trusses

- Replace the existing gabled roof structure with new trusses, underlayment and roofing, with the exception of the front gable over the main entry double doors to be restored

- Install new 'terra cotta' tile look with pressed metal tile to compliment original design

- Replace existing deteriorated and missing plaster ceilings with plaster or new drywall, to match existing as required

- Replace the existing flat roof materials on the upper second floor flat roof with new tapered roofing material, draining to two existing scuppers and downspouts

- Remove the existing basement floor flat roof materials over the brewing and canning rooms along with the roof joists and install two new levels of hollow core concrete slab, weather proofing materials and pavers with levelers to create an outdoor roof terrace for

60 guests

- Rebuild the existing perimeter box gutter soffits with dentils to match original design

- Restore, rebuild and replace as required, the 181 existing windows with energy efficient glazing where possible

- Rebuild the original six fan arched windows that were removed in 1938

- Restore existing exterior doors or install new exterior doors where they are missing

- Install new 6"Wx20'Hx8"D full-height 20' reinforced concrete columns recessed 8" within the walls between each window in the two-story brewery loft and kitchen and private dining rooms

- Re-install the limestone caps on the parapet walls and roofing flashing

- Rebuild the chimneys and re-tuck point the exterior brickwork

- Remove and store off-site, the existing 1,190 sqft of original Italian marble slabs from 1938, in order to clean, polish and re-install them in the building as part of the Phase 2 Interior Finishes Construction

- Retain and clean the existing metal fire escape off the back of the building

  

Phase 2 – Interior Finishes, Furniture, Fixtures and Equipment Construction Loan:



Install all new building mechanics as well as all fixtures, furnishings and equipment for the entire building in order to open with three separate functioning uses: Restaurant, Brewery and Cooperative Work Space. These uses (*as listed but not limited to*) may require feedback and approval from State Historic Preservation Office (SHPO) and National Parks Service (NPS):

- Install all new electrical, mechanical, plumbing, security and internet systems in their entirety, throughout the building and as connecting to public utilities as required

- Assessed the building's location and viability for solar panels and they provide up to a 63% solar power offset for the Carnegie

- Replacing site utilities to accommodate the demands of the building's uses, as required

- Install new restrooms for all functions of the building

- Install two new elevators; one for passengers and the second one for the kitchen's use

- Extend the original second floor steel and glass walkway and guardrails over to the elevators to provide access to the banquet room

- Restore the original detailed metal stair handrails throughout the building

- Restore and convert the two remaining fireplaces to functioning gas fireplaces: restaurant and tap room

- Re-build three fireplaces back into the building as functioning gas fireplaces: restaurant, tap room and banquet room

- Install commercial restaurant equipment and supporting mechanical systems

- Install brewery equipment and supporting mechanical systems

- Replacing concrete walkways and sidewalks

- Remove the current concrete block infill wall at back of the building and re-install a garage roll-up door that had been installed in the building for the original book mobile

- Install pavement / pavers, guardrails, lighting, drainage, auxiliary heating and cooling, outdoor furnishings and water features at all outdoor seating areas

- Exploring the design layout and the budget for re-installing a water feature outside into the front of the Carnegie Library where a three-tired fountain has appeared in images

- Re-install the original pair of corbels and cornice over the original First Avenue main library entrance that were removed in the 1938 expansion

- Re-install the remaining three original light posts and remake the fourth one that was stolen

- Restore and re-install the metal book stack rack system as the design intent of the finished system that holds the liquor for the bar of the main restaurant

- Re-polish and reinstall the existing 1,190 sqft of original Italian marble slabs from 1938 as the bar-back finish material and the remainder of the marble to be re-purposed as table tops in the restaurant and brewery loft

- Paint of a couple of murals on the inside of the building by local artists through a partnership with Pendleton Artists Collaborative

- Prune back and manicure the three 106+ year old trees and remove the one 106+ year old half dead tree on the property and the two smaller trees on the shared property line with the adjacent building

- Install a park bench sculpture of Andrew Carnegie for the city bus stop on the corner in front of the Carnegie for riders to use

- Install a low height sign for the building identifying the three businesses that are inside

- Replace the 1959 addition handrails leading up to the front of the building, with new vintage handrails that match the design of the handrails from the original 1911 building

- Build out steel frame and glass panel brewery lab meeting and classroom space walls in the tap room for 12 guests to be utilized for the Brew On Premises (BOP) business model

- Build out the private dining / meeting space for 39 guests with views into the brewery loft, and outside to the courtyard dining and the outdoor terrace as well as the green space behind the building

- Re-establish a library that carries eLibrary and hard copies of architecture, history of architecture, industrial design, landscape design and antiquities for expanding into a tactile book or an online presence

  

FINANCIALS / PROFORMA BREAKDOWN

Financials and sales projections are the next section of this business plan. Sales projections for the Restaurant, Brewery, and Cooperative Work Space are forecasted by 30%, 50% and 70% occupancy's in order to show the returns that will be generated. The sales projections and annual rents are combined with the building's operating expenses to outline the project's overall financials and ROI and will be recalculated for the Phase 2 Construction loan once the construction documents are completed.

A. Cost of Rehab		
a. Hard Costs		$3,151,000
b. Soft Costs		$1,021,746
Sub-total		$4,172,746

b. Soft Costs		
A & E Fees		$629,250
Historic Tax Credit Consultant Fee		$85,019
Marketing Consultant		$44,000
Inspection Fees		$9,445
Land & Real Estate Costs		$5,000
Const. Equip, Rentals, & Tools		$65,335
Legal Fees		$50,000
Accounting Fees		$10,000
Project Management		$18,000
Construction Insurance & Prof Dues		$13,000
Appraisal Fees (Letter, Modified & Full Self-Contained)		$6,550
Property Taxes ($289.34/yr)		$579
Advertising and Public Relations		$10,000
Construction Start-up (2%)		$63,020
Permit Fees ($3,145 +$3.15/$1,000)		$12,549
Additional Works and Studies		$0
Sub-total		$1,021,746

c. Rent-up Costs		
Advertising		$10,000
Realtor Leasing Fee		$8,000
Sub-total		$18,000



Proposed Roof Top Terrace – Facing Fraternal Order of Eagles

B. Gross Rent	
Restaurant Leaseable SF (Basement)	515
Restaurant Rent/SF/yr (Basement)	$13
Tap Room Brewery Leaseable SF (Basement)	3006
Tap Room Brewery Rent/SF/yr (Basement)	$13
Cooperative Work Space Leaseable SF (Basement)	2348
Cooperative Work Space Rent/SF/yr (Basement)	$13
Annual Rental Income (Basement)	$76,297
Restaurant Leaseable SF (1st Floor)	4349
Restaurant Rent/SF/yr (1st Floor)	$13
Cooperative Work Space Leaseable SF (1st Floor)	1300
Cooperative Work Space Rent/SF/yr (1st Floor)	$13
Annual Rental Income (1st Floor)	$73,437
Restaurant Leaseable SF (2nd Floor)	880
Restaurant Rent/SF/yr (2nd Floor)	$13
Cooperative Work Space Leaseable SF (2nd Floor)	2425
Cooperative Work Space Rent/SF/yr (2nd Floor)	$13
Annual Rental Income (2nd Floor)	$42,965
Total Gross Rent	$192,699
Monthly Gross Rent	$16,058

B. Percentage of Sales for Rents (100%)	
Restaurant Projected Sales (10%)	$150,000
Tap Room Brewery Projected Sales	$962,617
Tap Room Brewery Projected Sales (Classes)	$12,000
Cooperative Work Space Projected Sales (Coop Lab #2) - Reservation	$324,000
Cooperative Work Space Projected Sales (Coop Lab #3) - Reservation	$228,000
Cooperative Work Space Projected Sales (Coop Lab #6) - Reservation	$228,000
Cooperative Work Space Projected Sales (Banquet Room) - Reservation	$688,000
Cooperative Work Space Projected Sales (Private Dining) - Reservation	$360,000
Cooperative Work Space Projected Sales (Brewery Lab) - Reservation	$300,000
Cooperative Work Space Projected Sales (Private Offices)	$43,200
Cooperative Work Space Projected Sales (Coworking)	$42,000
Cooperative Work Space Projected Sales (Catering)	$302,400
Cooperative Work Space Projected Sales (Research Clientelle)	$120,000
Total Annual Percentage of Sales Income	$3,760,217
30% of Projected Sales Forecast	$1,128,065
Gross Effective Income: Total 30% of Sales + Gross Rents	$1,320,764
50% of Projected Sales Forecast	$1,880,109
Gross Effective Income: Total 50% of Sales + Gross Rents	$2,072,808
70% of Projected Sales Forecast	$2,632,152
Gross Effective Income: Total 70% of Sales + Gross Rents	$2,824,851

C. Operating Expenses		
Taxes (Property Taxes 1%)	$80,000	$80,000
Traveling	$6,000	
Office Equipment and Supplies	$3,600	
Insurance	$13,000	
Lawn Mowing & Snow Removal ($240/month)	$4,320	
Management	$18,000	
Legal/Accounting	$2,004	
Bank Charges	$1,200	
Lease-up Fees	$8,000	
Repair/Maintenance	$15,420	
Cleaning Fees	$6,000	
Utility (Gas & Electric, Water, Telephone)	$24,000	
Advertising	$12,000	
Research	$2,400	
Entertainment	$3,000	
Sales	$12,000	
PACE Funding Annual Property Tax Assessment	$42,639	$42,639
Sub-Total	$253,583	
Taxes (Property + PACE Assessment)		$122,639
Taxes + Repair/Maintenance + PACE Assessment		$138,059

ANNUALIZED AMOUNTS	
COMMERCIAL RENT INCOME	
B. Total Gross Rent - Basement, 1st & 2nd Floors	$192,699
0% Vacancy Rate	0.00%
Gross Effective Income A	$192,699
COMMERCIAL TOTAL 30% OF SALES INCOME	
Gross Effective Income B. Total **30% Sales Income** - Basement, 1st & 2nd Floors	$1,128,065
TOTAL Gross Effective Income A + B (30% Sales Income) - Basement, 1st & 2nd Floors	$1,320,764
C. Less Operating Expenses	$253,583
D. Less Annual Debt Services	$91,800
ROI #1 Before Tax Cash Flow	$975,381

COMMERCIAL TOTAL 50% OF SALES INCOME	
Gross Effective Income B. Total **50% Sales Income** - Basement, 1st & 2nd Floors	$1,880,109
TOTAL Gross Effective Income A + B (50% Sales Income) - Basement, 1st & 2nd Floors	$2,072,808
C. Less Operating Expenses	$253,583
D. Less Annual Debt Services	$91,800
ROI #1 Before Tax Cash Flow	$1,727,424

COMMERCIAL TOTAL 70% OF SALES INCOME	
Gross Effective Income B. Total **70% Sales Income** - Basement, 1st & 2nd Floors	$2,632,152
TOTAL Gross Effective Income A + B (70% Sales Income) - Basement, 1st & 2nd Floors	$2,824,851
C. Less Operating Expenses	$253,583
D. Less Annual Debt Services	$91,800
ROI #1 Before Tax Cash Flow	$2,479,468

D. Debt Service	
Equity Trust Investors LLC Group	
Private Investor 1	
Private Investor 2	
Mortgage 1	$1,371,350
Interest Rate Mortgage 1	5.5%
Number of Years	30
Monthly Mortgage Payment 1	$2,514
Mortgage 2	$2,801,396
Interest Rate Mortgage 2	5.5%
Number of Years	30
Monthly Mortgage Payment 2	$5,136
Sub-total Combined Mortgages	$7,650
Annual Debt Service	$91,800

I. PROJECT COSTS	
ACQUISITION COST	$5,000
LAND VALUE	$4,000
BUILDING VALUE	$750
PROJECTED COMPLETION APPRAISAL VALUE (Low & High)	$8,000,000
REHABILITATION COST	
TOTAL SQUARE FEET	16,500
REHABILITATION COST PER SQUARE FOOT	$200
TOTAL SQUARE FOOT REHABILITATION COST	$3,300,000
OTHER REHABILITATION COST	$125,000
SUB-TOTAL REHABILITATION COST	$3,425,000
Area Modification (-8%)	$274,000
TOTAL REHABILITATION COST	**$3,151,000**
SOFT COST	
Structural Engineer Fee	$66,000
Asbetos Survey Fee	$0
Architectural Fee (9% OFSUB-TOTAL REHABILITATION COST)	$274,000
Engieering Fee (5% OF SUB-TOTAL REHABILITATION COST)	$171,250
Interior Designer Fee	$118,000
Civil Engineering Fee	
Historic Tax Credit Consultant Fee	$85,019
Marketing Consultant	$44,000
Inspection Fees (Based on Total Rehab Costs)	$9,445
Land & Real Estate Costs	$5,000
Const. Equip, Rentals, & Tools	$65,335
Accounting Fees	$10,000
Project Management	$18,000
Construction Insurance & Prof Dues	$13,000
Advertising and Public Relations	$10,000
Additional Works and Studies	$0
Construction start-up (2% of Total Rehab Costs)	$63,020
Appraisal Fees (Letter, Modified & Full Self-Contained)	$6,550
Property Taxes ($289.34/yr)	$579
Legal Fees	$50,000
Permit Fees ($3,145 +$3.15/$1,000)	$12,549
SUB TOTAL SOFT COSTS	$1,021,746
TOTAL PROJECT COST	**$4,172,746**

PHASE 1 & PHASE 2 CONSTRUCTION BREAKDOWN	
PHASE 1 CONSTRUCTION: STABILIZATION	
SUB-CONTRACTORS MATERIAL AND LABOR	$700,262
GENERAL CONTRACTOR MATERIAL AND LABOR	$168,960
ARCHITECTURAL FEES	$159,838
INTERIOR DESIGNER FEES	$118,000
STRUCTURAL ENGINEER	$15,000
MARKETING BRANDING FEES	$44,000
APPRAISAL FEES	$6,550
HISTORIC TAX CREDIT CONSULTANT	$54,519
BUILDING INSURANCE	$12,996
UTILITIES DURING CONSTRUCTION	$1,416
DEBT SERVICES (ANNUAL PAYMENT PMI)	
3D MODELING	$10,000
GRAYDON LAW	$50,000
PROPERTY TAXES	$289
SUB-TOTAL PHASE 1 CONSTRUCTION LOAN: STABILIZATION	**$1,341,830**
DEBT SERVICE PAYMENTS ON SUB-TOTAL PHASE 1	$29,520
SUB-TOTAL W DEBT SERVICE PHASE 1 CONSTRUCTION LOAN: STABILIZATION	**$1,371,350**
PACE FUNDING 20% LOAN FROM PLUGSMART	**$274,270**
HISTORIC TAX CREDIT 35% LOAN FROM **C**INCINNATI **D**EVELOPMENT **F**UND (**CDF**)	**$479,973**
BALANCE OF LOAN AMOUNT: PHASE 1	$587,588
SUB-TOTAL PHASE 2 CONSTRUCTION LOAN: INTERIOR FINISHES	**$2,830,916**
DEBT SERVICES ON SUB-TOTOAL PHASE 2	$61,631
SUB-TOTAL W DEBT SERVICE PHASE 2 CONSTRUCTION LOAN: INTERIOR FINISHES	**$2,892,547**
PACE FUNDING 20% LOAN FROM PLUGSMART	**$578,509**
HISTORIC TAX CREDIT 35% LOAN FROM **C**INCINNATI **D**EVELOPMENT **F**UND (**CDF**)	**$1,012,391**
BALANCE OF LOAN AMOUNT: PHASE 2	$1,240,015
TOTAL PROJECT COST	**$4,172,746**
PACE FUNDING 20% LOAN FROM PLUGSMART	**$852,779**
HISTORIC TAX CREDIT 35% LOAN FROM **C**INCINNATI **D**EVELOPMENT **F**UND (**CDF**)	**$1,492,364**
BALANCE OF LOAN AMOUNT: PHASE 1 + PHASE 2	$1,827,603

II. OPERATING INCOME	
TOTAL SQUARE FEET	16,500
RENTABLE SQUARE FEET	14,823
NET TO GROSS RATIO	90%
RESTAURANT RENT RATE PER SQUARE FOOT	$13
TAP ROOM BREWERY RENT RATE PER SQUARE FOOT	$13
COOPERATIVE WORK SPACE RATE PER SQUARE FOOT	$13
TOTAL ANNUAL RENTAL INCOME	$192,699
VACANCY RATE	0%
VACANCY ALLOWANCE DEDUCTION	$0.00
SUB TOTAL ANNUAL RENT/OPERATING INCOME	$192,699
SUB TOTAL MONTHLY RENT/OPERATING INCOME	$16,058
GROSS EFFECTIVE INCOME: TOTAL **30% OF SALES**	$1,128,065
TOTAL ANNUAL RENT + 30% SALES/OPERATING INCOME	$1,320,764
GROSS EFFECTIVE INCOME: TOTAL **50% OF SALES**	$1,880,109
TOTAL ANNUAL RENT + 50% SALES/OPERATING INCOME	$2,072,808
GROSS EFFECTIVE INCOME: TOTAL **70% OF SALES**	$2,632,152
TOTAL ANNUAL RENT + 70% SALES/OPERATING INCOME	$2,824,851

III. OPERATING EXPENSES	
OPERATING EXPENSE RATIO @ **30% SALES**	19%
ANTICIPATED ANNUAL OPERATING EXPENSES	$253,583
NET RENT/ **30% SALES** (II. ANNUAL OPERATING INCOME - C. OPERATING EXPENSES)	$1,067,181
TOTAL MONTHLY RENT/OPERATING NET INCOME	$88,932
OPERATING EXPENSE RATIO @ **50% SALES**	12%
ANTICIPATED ANNUAL OPERATING EXPENSES	$253,583
NET RENT/ **50% SALES** (II. ANNUAL OPERATING INCOME - C. OPERATING EXPENSES)	$1,819,225
TOTAL MONTHLY RENT/OPERATING NET INCOME	$151,602
OPERATING EXPENSE RATIO @ **70% SALES**	10%
ANTICIPATED ANNUAL OPERATING EXPENSES	$253,583
NET RENT/ **70% SALES** (II. ANNUAL OPERATING INCOME - C. OPERATING EXPENSES)	$2,571,268
TOTAL MONTHLY RENT/OPERATING NET INCOME	$214,272

Project Team

Realtor: Scott Martin
Middletonian
Cell (513) 490-2712
scottmartinsells@gmail.com

Scott Martin is my realtor that was extremely instrumental in tracking down the previous owners of the Carnegie Library Middletown. Scott utilizes his law degree and practices law throughout his day

Attorney: Anthony Robertson, Attorney
Graydon Head & Ritchey LLP
Office (513) 629-2807

Anthony Robertson's experience in setting up partnership and investor contracts and agreements for local investors, angel investors, and venture capitalists has been dynamic in the similar structure and format that I am presenting for the Carnegie Library.


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Daniel C. Heyd
513-629-2856 (office)
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dheyd@graydon.law
Downtown Cincinnati
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Business Planning & Entity Formation
A great idea, sweat equity and capital from friends and family are all important elements to the start of a new business. But to build a business – just like the construction of a building – you need to have a proper foundation to support your business at inception and through its growth into the future. An appropriate organizational structure is critical to all businesses, whether they are family businesses, emerging companies, or professional organizations, and whether they are owned and capitalized by one owner or many.
At Graydon, our attorneys have worked with clients to establish all types of businesses in a multitude of industries. No matter the type of business, selecting the optimum form of business entity can achieve tax efficiencies for the business and help position it for future growth and transfers of ownership. Choosing the best form of business entity requires not only understanding the different aspects of partnerships, LLCs, corporations and S corporations, but more importantly, designing a structure to accomplish the owners' specific goals, such as maintaining control, raising capital, incentivizing employees, and eventually providing for a smooth transition in ownership and management. We bring a team approach to addressing the business planning needs of our clients, drawing on the knowledge and experience of our tax, estate planning, cooperate, finance and employment attorneys.
Partnerships, LLCs, corporations and S corporations allow for flexible business planning, but with flexibility can come complexity. Our lawyers are prepared to utilize the flexibility offered by these different entities without undue complexity. The end result is an organization customized to its own specific needs, so as to provide a proper foundation to support your business into the future.

"No man will make a great leader who wants to do it all himself or get all the credit for doing it."

- Andrew Carnegie

<u>Financial Service Company:</u> Tony Sopko, Senior Account Executive
Equity Trust
Office (855) 499-1651

Tony Sopko's in-depth knowledge of the financial workings of FCC and IRS requirements is an anchor and assurance to the project so that our mom & pop local investors will have their own financial partner in this community redevelopment project.



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Real Estate

Historically, real estate has been a stable investment vehicle for many Americans that can provide both income and appreciation. Various ways to invest in real estate exist, from a more passive strategy, including purchasing property or land that grows in appreciation over time, to more active strategies, including acquiring property, rehabbing it and managing it as a rental or attempting to quickly re-sell the property for profit. In addition, there are many investment strategies surrounding the contracts, options and mortgages tied to real property.

Real estate and similar assets are among the most popular options for Equity Trust Company clients. Here's a partial list of real estate-related investments that you can make when you self-direct an IRA at Equity Trust Company:

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In addition, there are a number of acquisition and selling strategies involved in real estate investing, including:

- Rehabbing and Reselling
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- Wholesaling
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Real estate can be an important part of a balanced investment portfolio, providing a tangible asset that can provide ongoing income and appreciate in value. As with any investment there are risks, and inexperienced real estate investors should consider the ongoing costs to buy, manage and sell real estate, the time requirements to manage, the complexities of real estate contracts, titles, insurance, etc., and the cyclical nature of the market.

<u>Insurance Carrier:</u> Kevin Sullivan, Agent
National Trust Insurance Services, LLC
Office (410) 547.3176

As a specialized broker/agent, NTIS has become the leading expert in providing insurance solutions to preservation organizations, theatres, historic sites, house museums, historic hotels, historic churches, historic commercial buildings, Main Street organizations, and other miscellaneous historic structures.



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Historic Homeowners Insurance
Welcome to National Trust Insurance Services, LLC
The older your building, the more likely it is to be inadequately insured.
Do you really know what your historic property is worth?
Have you thought about what it might cost to repair those features that were created by craftsmen decades ago?
Are you aware that standard policies won't fully pay to replace what you own because most insurance companies don't adequately estimate the value of historic properties?
Quite simply, if you own a historic building, you're probably greatly underinsured.
The Hidden Cost of Historic Reconstruction:
Historic buildings aren't like other properties. If damaged, they're likely to require:
Highly skilled craftsmen, from decorative artists and muralists to stonemasons
Hard to match materials, like hand-hewn timbers and vintage brick shapes
Extra time to rebuild because of the labor-intensive process of historic renovation
Additional professional services to assist in areas like recertification and recovery of tax benefits
In the event of loss or damage, there's only one policy in the insurance industry that will restore your commercial building to its former grandeur- our Historic Property policy. It includes groundbreaking coverage and some of the most flexible valuations in the industry...everything from the cost of replacing a hand-carved door to hiring an expert able to document your rebuilding. Historic Replacement Cost coverage is the cost to repair or replace with the same materials, workmanship, and architectural features as the original building. If they aren't reasonably available, the carrier will pay to replace or repair with materials, workmanship, and architectural features that most closely resemble those present before the loss.
Here's a sample of what's covered
Do you really know what insurance coverage your client needs? When damaged, a historic building may require:
The increased cost of construction due to the landmark as well as other building ordinances or laws
Increased time to restore your property due to the operation of landmark and other building laws
Historic certification expenses
Loss of federal, state, and local tax benefits
Increased building assessments
Green building upgrades to enhance the energy efficiency of your property where possible
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National Trust Insurance Services, LLC
33 South Gay Street
Baltimore, MD 21202
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Phone: 866-269-0944
Fax: 443-524-0959
Toll Free: 866-269-0944
Contact Us

<u>Historical Tax Credits:</u> Dan Barton, President
Brainwave Connection
Cell (937) 672-8489

Dan Barton's proven success of securing historic tax credits from the National Parks Service (NPS) and the State Historical Preservation Office (SHPO) is foundational for having Dan on the project team.

Ohio
HISTORIC TAX CREDIT

Home | About Ohio Tax Credit Consulting | Historic Tax Credit Services | Historic Preservation Resources | Qualified Expenses-QRE | News | Contact

BrainWave supports conservation, restoration, preservation and adaptive re-use of commercial and residential structures:

- Evaluation for **Historic Tax Credit Eligibility**
- Preservation of Structures
- Preservation, Rehabilitation, Restoration and Reconstruction
- Adaptive Reuse Consultation
- Preservation of Landscapes
- Nominations to the National Register
- Tax Credit Application Preparation
- Survey for Historic District Nomination
- Economic Development of Historic Assets
- Redevelopment of Historic Districts
- ReConstruction

Ohio Historic Preservation and Tax Credit Consulting

Rebuilding Communities On A Historic Foundation



Ohio's great and innovative communities have evolved over time, shaped by a wide variety powerful historic currents. Sometimes our community legacies have been carefully preserved, but others have deteriorated and been lost through neglect, obsolescence and changing financial imperitives. The loss of this historic fabric deprives future generations of tangible evidence necessary for understanding the struggles and achievements of our forbears. The State of Ohio and the National Park Service together understand that preserving historic assets is a community enriching undertaking. And to assist in putting historic preservation on the agenda as a viable community enhancing policy, the National Park Service and the State of Ohio offer significant tax credit incentives for the preservation and rehabilitation of historic community structures.

Powerful Incentives: Federal and State Historic Preservation Tax Credits

The Federal Government through the National Park Service offers a **10-20% tax credit** on the certified restoration of income producing, qualifying historic properties. The State of Ohio offers a **25% tax credit** for certified restoration income producing properties. These combined tax credits apply to a comprehensive list of renovation expenditures. These combined tax credits are a decisive advantage for developers looking for unique and interesting projects within historic rich communities.

Economic Development and Historic Preservation

Too often, Historic Preservation has been pitted against the interests of new economic development. It has long been "accepted wisdom" that historic preservation is more expensive than new construction. And powerful economic incentives have been showered on new development in the form of subsidies, tax-incentives and "blight clearance sites". Often the "blight clearance" is of historically significant structures and sites. The negative effects of every widening urban-sprawl is apparent. The damage done through neglect and demolition has reduced the vitality of once-great towns and cities.
This "conventional wisdom" needs to be re-examined. Historicaly intersting and "human-scale" buildings are now suddenly economically viable with the advent of a **20% + 25% = 45%** Historic Renovation Tax Credits. Downtown buildings which struggle to meet modern code have caught a huge break which makes renovation an attractive alternative to the beltway bean-field developments.

Community Development

Reinvesting in older neighborhoods saves the larger community massive amounts of redundant tax-payer funded infrastructure investment. The streets, water, sewers, sidewalks and infrastructure are all there. The populations are nearby, the neighborhoods often need jobs and services. The long neglected historic fabric can now be seen as an historic asset and opportunity. Communities throughtout Ohio with architectural infrastructure older than 50 years of age are eligible for this powerful economic development tool.

Permitting and Building Code Analysis: Amanda Caldwell, Principal
Ideal Due Diligence
Cell (513) 319-9184

Amanda Caldwell is fluent in all aspects of redeveloping buildings from their current use and providing the partnership with the local building department for code due diligence, accessibility compliance, zoning and occupancy use.


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About IDD
Ideal Due Diligence is a privately-held, woman-owned, Cincinnati based business that services permitting needs nationwide. With over 30 years of combined team experience in the design, architecture and construction process, our vast knowledge of the industry and exemplary relationship skills formulate your project's success. Our clientele have seen first-hand the dedication behind our provided services. We stand behind our work and strive to deliver dependable, consistent, reliable data. Driving and maintaining project schedules so your design and construction teams can focus on their expertise is what makes our company excel. We look forward to assisting your project's success.
Our Mission
Our mission is to provide innovative processes that help our clients grow. We strive to create individualized approaches that build a foundation of long term relationships. We know the importance of meeting your project's target dates. We will guide your team through the complex, and sometimes convoluted, process of obtaining any and all permits required for an on-time construction start. We perform project feasibility, site assessment, and building code analysis. Contact us when you need efficient and accurate management of your next project.

Architecture:
Dan Mayzum, RA MAHP, Principal Preservation Architect
Cell (513) 615-0699
Andy Wang, RA, Principal Architect
Cell (773) 206-0086
Architecture Renewal

As a historic preservation architect experienced in securing NPS and SHPO tax credits, I have successfully completed the $2M Platten Place historic restoration and mixed-use redevelopment of the 3-story building in historic downtown Green Bay, WI, assisted with the $3M East Clifton restoration and redevelopment of three 4-story buildings in OTR, $25M Sharonville Convention Center 32,000 sqft expansion and renovation, $300K IndigoPass six room boutique hotel build-out on the fourth floor in existing 1930's JCPenny Department Store in Middletown, OH, $400K Parrot Building complete mixed-use redevelopment of 5,000 sqft 2-story building in Middletown, OH, $100K 1865 American Gothic historic single family home expansion


ARCHITECTURE RENEWAL
LET US HELP YOU REVITALIZE AND RESTORE YOUR BUILDINGS.
PARTNERING WITH YOUR COUNCIL, BUSINESSES, AND RESIDENTS.
SECURING FUNDING AND TAX CREDITS.
ABOUT US

General Contractor: Bob Stone, Owner
BBS Construction LLC
Cell (513) 252-6565

Architecture and Acoustical Engineer: Stephen Vamosi, P.E., CEO
Intertech Design Services Inc.
Office (513) 791-5588

Steve Vamosi provided invaluable acoustical design when I was creating the design for the Sharonville Convention Center expansion in 2011.

INTERTECH DESIGN SERVICES, INC.

ARCHITECTURE AND ENGINEERING

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About

Founded in 1975 as a full mechanical, electrical and plumbing engineering firm, Vamosi and Associates, evolved into a complete in-house architecture and engineering firm, Intertech Design Services, Inc., headquartered in Cincinnati, Ohio. Today, Intertech Design Services, Inc. offers a full range of client options that combine cost-effective technical expertise with award winning design solutions.



Zsolt Vamosi, R.A. Principal



Stephen Vamosi, P.E. Principal

Upon graduation in 1990 from the College of Design, Architecture, Art and Planning (DAAP) at the University of Cincinnati, Zsolt Vamosi joined his father's firm, Vamosi and Associates as a designer. In 1996, Zsolt became a registered architect in the State of Ohio, adding architectural services to Vamosi and Associates. With the addition of architectural services, the firm's name was changed in 1998 to Intertech Design Services, Inc. to reflect the full compliment of client services offered by the firm.

Today, Zsolt is registered in 45 states nationwide. Zsolt's early experience at NCR Corporation (Dayton, OH), Earl Swensson and Associates (Nashville, TN) and Lindclay Developers (St. Louis, MO) has given Zsolt a deep knowledge and understanding of complex and diverse designs including: healthcare, hospitality and commercial design.

Stephen Vamosi is Intertech Design's P.E. and Principal. Stephen graduated the Technical University of Budapest in 1961. Stephen immigrated to the United States in 1967 and upon his arrival has practiced engineering for several companies including Cosentini Associates (New York, NY), Economides & Goldberg (New York, NY), Procter and Gamble (Cincinnati, OH) and Smith, Stevens and Young (Cincinnati, OH). In 1975, Stephen founded the engineering firm Vamosi and Associates located in Cincinnati, OH. With the addition of architectural services in 1996, Stephen along with his son Zsolt, founded Intertech Design Services, Inc., in 1998.

Stephen has taught at both M.I.T and the College of Design, Architecture, Art and Planning (DAAP) at the University of Cincinnati and is currently registered in 40 states nationwide. Along with his P.E. status Stephen is also an acoustical designer and expert witness.

Structural Engineer: Kevin Sigward, P.E., President
Structural Designs Unlimited, INC.
Cell (513) 300-2448

Masonry Restoration and Replication: Greg Beebe, Owner
Beebe Masonry
Cell (513) 460-1872

Wood Window Restoration and Replication: Max Altman, Owner
De Timmerman
Cell (513) 368-3995

Aluminum Window Restoration and Replication: Mark Kile, Sales Director
G2 Architectural Products, LLC
Cell (513) 593-0326

Interior Designer: Rebecca Hofmann, Owner
Interior Design Solutions
Cell (513) 646-9562

Cyber Security and Internet Technology: Kamal Cook, Owner
AllPro Technologies
Cell (513) 347-4333

"You are what you think. So just think big, believe big, act big, work big, give big, forgive big,

laugh big, love big and live big."

- Andrew Carnegie

<u>HVAC Engineer:</u> Mark Asbach
PlugSmart Engineers
Cell (513) 518-6427











plug smart™
intelligent energy solutions

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ABOUT PLUG SMART

We develop solutions that minimize your risk, take maximum advantage of funding programs, and deliver quality facility performance for the long run.

A Full-Service Energy Services Company

Plug Smart is a full-service, Ohio-based energy services company with offices in Ohio, Kentucky, Tennessee, and Florida.

Inc. 500

Our History

It began designing electrical engineering work in 1975 under the name Control Solutions and quickly grew to over 500 employees with 17 offices until it was sold to Schneider Electric.

After selling the company, core members of the previous Control Solutions team and some new business talent had a fresh idea for delivering energy services projects. They thought, "what if we approached projects from the customer's perspective?" With this in mind, their key objectives were providing transparent pricing, letting the customer dictate who performs service work, and allowing clients to work with their existing trusted sources. They wanted to have a strong in-house engineering and solutions team who would assure projects were well-thought-out and fully optimized.

In 2008, Plug Smart was formed.

It wasn't long before their customer-focused solutions began to take hold. The company quickly saw a need for a strong financial component as part of their offering. Our financial team has been very successful at helping to create self-funding opportunities and providing unparalleled insights into pricing and ROI before, during and after projects. The financial visibility and transparency has become a much appreciated hallmark of our client relationships.

Today, we're rapidly becoming one of the industry's true success stories. The company has the unique distinction of being chosen as one of Inc. Magazine's 500 fastest growing privately held companies for three years in a row, and are the #3 company in the Columbus Business First's "Fast 50" of fastest growing companies in the region.

Our growth has been an organic process as school districts, hospitals, universities and commercial/industrial clients have affirmed Plug Smart's customer-centered approach by establishing ongoing relationships.

Box Gutters: Bob Stone
BBS Construction LLC
Cell (513) 252-6565

Trusses: Mark Kuntz
Carter Components
Cell (513) 234-8888

Metal Roofing: Kim Milligan
Mueller Roofing
Work (513) 616-0895

Roofing: Ray Gibson
AMMKE Construction Services, LLC
Cell (513) 615-1940

Finish Millworker: Paul Nichols
Finish Carpentry and Furniture Maker
Cell (513) 233-1884

Summary

I am presenting this business plan with ProForma to you for your review and approval for construction loans for restoring the Carnegie Library back to its rightful place of glory in the fabric of Middletown's community and business district. My intent is by creating this business plan with ProForma, is to outline my proposed leased uses for the building with the projected revenues from a conservative 30% capacity to a moderate 50% and a higher 70% capacity return. Through these projections, with already secured tenants, neighboring development and comparable business models, you will see the outline of how the construction loans are paid.

I would like to sit down with you at your earliest opportunity, answer any questions that you may have, discuss next steps and timing for approval of Phase 1 construction loan so that I can coordinate with my general contractor and the sub contractors in order to set a construction schedule for Phase 1 and 2.

If your bank is interested in purchasing and utilizing the Historic Tax Credits instead of me finalizing agreements with CDF, I would be very interested in discussing this with you and keeping the HTC with your bank and applying them towards my construction loans with you.

Thank you for your valuable time and I look forward to sitting down with you and discussing moving this incredible project forward as soon as possible and making a large economic impact on Middletown and far reaching communities!

Dan Mayzum, RA MAHP
Historic Preservation Architect
513.615.0699

Credentials

Last updated January 7, 2019

DAN MAYZUM, RA MAHP

11 Matthews Court
Cincinnati, OH 45246
C (513) 615-0699
cheersdan@hotmail.com
https://in.linkedin.com/in/dan-mayzum-ra-183a2812

Education

Savannah College of Art and Design (SCAD)

Master of Arts in Historic Preservation
Academic Honors: Scholarship

The Ohio State University
Bachelors of Science in Architecture

Professional Experience

Historic Preservation Architect, Principal **January 2016 – Present**
Architecture Renewal, 11 Matthews Ct., Cincinnati, OH
Historic preservation architecture and redevelopment firm

- Actively leading entire process of redeveloping 17,000 square feet three-story historic 1911 Carnegie Library into a mixed-use development project Restaurant, Brewery, Work Space for the community of Middletown, OH
- Created design concepts for adaptive reuse for 120,000 square feet historic building in Cermak District, Chicago
- Proposed $9MM historic preservation and redevelopment of 10,000 square feet deteriorating historic 1907 Jerome Hotel, Jerome, Arizona
- Evaluated community's needs and proposed plan for $2MM historic preservation and redevelopment of 10,000 square feet four-story historic 1910 Durner Building by utilizing federal and state historic tax credits
- Envisioned and created 3D model of seven-story contemporary apartment and retail building, Chicago
- Incorporated Ohio's State Historic Preservation Office architectural design requirements for client's three buildings (100 E. Clifton) in Over-the-Rhine, which received $457,000 in Ohio state tax credits
- Assess community and project programmatic needs through interviews and feasibility studies
- Initiate interactive charrettes with clients to understand their ideas and translate them to the project's vision

- Generate Pro Formas based on overall project and individual building needs and program functionality
- Coordinate viability of projects directly with local municipalities, businesses and community groups
- Write proposals for a variety of residential to $9MM commercial projects
- Recruit potential investors from local businesses, residents and angel funding groups

Director of Architecture and Planning for Sunglass Hut   October 2013 – Jan 2016

Luxottica, Inc., 4000 Luxottica Place, Mason, OH

Commercial retailer of fashion sunglasses and prescription glasses: Sunglass Hut, LensCrafters, Pearl Vision, Apex

- Managed over +350 new, remodel and relocation Sunglass Hut stores with a $20M budget in 2015
- Provided designs recommendations for high profile urban and standard store locations; LA, Union Square, SOHO
- Lead and mentored a team of up to nine team members and a permit project coordinator
- Collaborated with managers in legal, real estate, Sunglass Hut brand, Apex brand analytics, strategic development, procurement, tactical implementation and construction
- Orchestrated multiple weekly inter department meetings on project, staffing and construction schedules, budgets, permits and millwork production

Project Architect   September 2011 – July 2013

Millennium Architects & Designers, LLC., 1263 Main Street. #122, Green Bay, WI (*relocated for wife's job*)

Architecture and interior design firm

- Shepard the historic renovation, Federal and state tax credits, mechanical updating and ADA accessibility upgrading and additional for $2M, 30,000 square feet three-story historic Platten Place building at 241 N Broadway, Green Bay, WI
- Partnered with developer to survey, translate into CAD drawings and create renovation concept plans to maintain character while transforming the interior into apartments and condominiums for historic downtown YMCA – Greater Green Bay at 235 N Jefferson St., Green Bay, WI
- Translated client's (Brooks Brothers) design standards to comply with municipality's strict zoning design requirements and challenging site conditions
- Presented and received unanimous approval for my Brooks Brothers storefront design options from Skokie IL Design Review Board

Project Manager, Designer   **January 2011 – July 2011**
Casler Design Group, 10805 Indeco Dr., Blue Ash, OH (*relocated for wife's job*)
Architecture and interior designer firm
- Designed offices and created construction documents for corporate health care clients
- Surveyed and coordinated disciplines for church auxiliary space expansion and renovation

Project Manager   **August 2010 – January 2011**
Muller Architects, LLC, 2400 Gilbert Ave., Cincinnati, OH (*company downsized to owner only*)
Architecture, historic preservation and urban design firm
- Completed construction documents for restoration and renovation of the historic Foutty Building at 225 Main St, Sun, IN into the town's only Pharmacy
- Worked with city government for bidding, awarding contracts and to distribute $50,000 in regional funds toward the cost of the interior renovation of the Foutty Building

Principal   **June 2010**
Architecture Renewal, 11 Matthews Ct., Cincinnati, OH
Historic preservation architecture and redevelopment firm
- Developed building assessment for 1856's Eckstein School conversion as well as co-authored business plan for renovation project

Architectural Project Designer   **January 2009 – July 2010**
CDS Associates Inc., 11120 Kenwood Rd., Cincinnati, OH (*last out in third downsize*)
Engineering, architects and planners
- Created the design concept for the 133,000 square feet $25M expansion and renovation for the Sharonville Convention Center by leading council through weekly progress meetings and working through multiple budgeting exercises and design review committee meetings
- Honored historic building elements from 1920's neighborhoods by weaving them into my designs as the featured elements for public park picnic and restroom structures for three different city parks
- Managed transformation of my park structure designs from concept, into 3-D SketchUp modeling, into construction documents and into built structures
- Laid out and planned urban revitalization and site planning exercises, which incorporated their planning requirements and that I presented to members of city council

Project Manager   **June 2007 – December 2008**
PDT Design, 300 W 4th St., Cincinnati, OH   *(downsized before architectural firm was purchased)*
Architecture and interior design firm
- Translated client's design standards and requirements into city's zoning design requirements while maintaining building's detailing and constructability
- Provided architectural detailing and installation feedback as it related to moisture protection for outdoor terraces of new multi-story condominium project built in existing 1930's neighborhood
- Completed +400 acre site planning exercise with mixed-use office and retail park program for Miller-Valentine Group

Architectural Contractor   **August 2006 – June 2007**
Architects Plus, 10816 Millington Ct., Cincinnati, OH   *(temporary project)*
Architecture and interior design firm
- Reviewed and coordinated drawings for new 15,000 square feet non-standard contemporary office building to be within compliance with local zoning regulations and design criteria
- Planned and detailed over 150 Sunglass Hut retail spaces to fit within existing Macy's department stores

Project Manager   **June 2006 – August 2006**
REZTARK Design Studio, 308 E 8th St. #400, Cincinnati, OH   *(downsized entire staff to owner only)*
Architectural design firm
- Generated master planning feasibility, programming, parking and circulation studies for 500-acre site

Project Manager   **July 2005 – May 2006**
Dimensions Design-Build, 2252 Suffolk St., Cincinnati, OH   *(business closed)*
Design-build architecture and construction company
- Completed detailing construction documents for changing Newark, Ohio's building use from three-story corner commercial building into recording studio first floor, office second and apartments third floor
- Managed complete restoration, redevelopment and construction administration of Newark, Ohio building
- Updated construction documents to incorporate conversion of large single family home into three separate condominiums in historically rich neighborhood of Mt. Adams, Cincinnati, OH

Carnegie Library Middletown

Senior Project Manager, Retail Centers & Hospitality   **January1999 – July 2005**
Project Manager, Department Stores
FRCH Design Worldwide, 311 Elm St. #600, Cincinnati, OH
Architecture and interior design firm
- Led a team of seven designers and architects through the design and construction documents for large-scale two-story 180,000 square feet new build Macy's department store in Columbus, OH
- Managed a team of six designers and architects through the concept design and design development detailing of new 10-story 468,876 square feet new build Daegu Station department store in South Korea

Job Captain, **Project Designer, International and Domestic**   **June1993 – December 1998**
The GAP, Inc., 2 Folsom St., San Francisco, CA
Fashion clothing retailer: GAP, GAPKids, BabyGAP, Banana Republic, Old Navy
- Completed architectural documents for the construction and then selected as project lead for extensive interior structural and cosmetic renovation of reducing existing four-story conversion to three-story by increasing ceiling heights in Old Navy clothing store flagship location in historic 4th and Market Building
- Worked on prototype store design for retail concepts
- Maintained historic facades while blending design standards into the interior of the storefront and the sales floor of the numerous GAP and GAPKids stores in European street store locations
- Customized GAP store design and merchandising requirements with circulation and egress paths for mass transit requirements for Fukuoka, Mitsukoshi, Japan

Awards
- Green Bay - Mayor's LEADERSHIP Award 2014 – Platten Place for Residential Urban Renewal Award
- VM+SD First Place –New Full-Line Department Store 2004 – LOTTE DAEGU STATION

Organizations
- Active Commission Member on Glendale Planning Historic Preservation Commission (GPHPC)
- Active Matthews Court Architectural Review Board – President
- Active Member of National Trust for Historic Preservation
- Active Member of Downtown Middletown Inc. (DMI)
- Habitat for Humanity – Lead Site Coordinator
- Participated in Portfolio Reviews for students of University of Cincinnati College of Design, Architecture, Art and Planning (DAAP)